

February 19, 2025

Michael Tang
Chief Legal Officer
Aspen Technology, Inc.
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105

> **Re: Aspen Technology, Inc.**
> **Schedule TO-T / 13E-3 filed February 10, 2025**
> **Filed by Emerson Electric Co. et al.**
> **File No. 005-93677**

Dear Michael Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 13E-3, unless otherwise indicated.

Schedule TO-T / 13E-3 filed February 10, 2025; Offer to Purchase

General

1. Refer to the following sentence in the last full paragraph on page 12 and the remaining disclosure in that paragraph: "On May 9, 2024, in a call between Mr. Karsanbhai and the Chair of the AspenTech Board at that time [...], Mr. Karsanbhai asked the Chair to resign from the AspenTech Board citing various differences of opinion with respect to the Chair's leadership of the AspenTech Board and Mr. Karsanbhai's belief that the Chair's working relationship with Mr. Pietri was not adequately supporting management in achieving AspenTech's performance targets under its long-range plan."

Please tell us why you and the other reporting persons in your Schedule 13D did not amend the Schedule 13D until November 5, 2024, the day you submitted the November 5 Proposal to AspenTech. Refer to Exchange Act Rule 13d-2(a) and Item 4(d) of Schedule 13D, as well as the last sentence in the answer to Question 110.06 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

2.   Please note that Item 601(a)(5) of Regulation S-K does not apply to the exhibit index for Schedule TO / Schedule 13E-3. Please revise your exhibit index accordingly. In this regard, you may refer instead to Instruction 1 to Item 1016 of Regulation M-A.

Summary Term Sheet, page 1

3.   Please revise the answer to the first question on page 3 to specify the time by which stockholders must tender their shares on March 10 if they choose to participate in the Offer.

Position of Parent Regarding the Fairness of the Transaction, page 18

4.   Refer to the preceding comment. Please revise to include the disclosure required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A with respect to each of the filing persons listed in your Schedule 13E-3.

Summary of the Merger Agreement, page 47

5.   Refer to the last sentence on this page. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, please clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

Source and Amount of Funds, page 63

6.   We note your statement in this section that "[t]he funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Parent's cash on hand *and debt financing*" (emphasis added). Please provide the information required by Item 1007(d) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions